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                                                                    Exhibit 99.5

                       DISCRETIONARY OPTION GRANT PROGRAM
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                       ADDENDUM TO STOCK OPTION AGREEMENT

                        LIMITED STOCK APPRECIATION RIGHT


          Article Two, Section V of the Incentive Plan allows the Plan Administrator, discretion to grant two different types of Stock Appreciation Right ("SAR"). Any optionee may be awarded a right to surrender all or part of his/her unexercised option in exchange for a cash payment from the Company equal to the excess of the fair market value of the vested shares of Class A Common Stock subject to the option on the surrender date over the aggregate exercise price for those shares. Surrender of the option is, however, subject to the discretion of the Plan Administrator. This is not a right that would normally be offered to optionees because of the adverse compensation expense associated with such right. If the Company decides to offer this feature, Brobeck, Phleger & Harrison LLP will prepare the necessary documentation.

          The second type of SAR is available only to Section 16 Insiders and
                                                      -------------------
should be provided to each such individual in connection with any option grant made under the Incentive Plan. In the event of a hostile take-over of the Company, the option, to the extent it is exercisable for vested shares of Class A Common Stock, may be surrendered to the Company for a cash payment equal to the excess of the fair market value of the vested shares on the option surrender date over the aggregate exercise price for those shares. The Limited Stock Appreciation Right Addendum provides for this right.

          The purpose of this feature is the following: non-officer employees may exercise their options and sell their shares in connection with a hostile take-over; however, a Section 16 Insider may be prevented from exercising his or her option and selling the shares in the hostile take-over because such sale may trigger a short-swing profit liability if matched against any non-exempt purchase of the Company's stock (e.g. open-market purchase) made within six (6) months before or after the date of such sale. The exercise of the SAR will not trigger such short-swing profit liability. A more detailed explanation of this SAR can be found in the Plan Summary and Prospectus for Section 16 Insiders.

          The Addendum should be added to all option agreements prepared for
Section 16 Insiders.

          The Addendum should be completed by adding the optionee's name and the Grant Date of the option on page one. The Company should then sign and date the Addendum.
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                                   ADDENDUM
                                      TO
                            STOCK OPTION AGREEMENT


          The following provisions are hereby incorporated into, and are hereby made a part of, that certain Stock Option Agreement (the "Option Agreement") by and between Odetics, Inc. (the "Corporation") and _________________ ("Optionee") evidencing the stock option (the "Option") granted on ____________, 199__ to Optionee under the terms of the Corporation's 1997 Stock Incentive Plan, and such provisions shall be effective immediately. All capitalized terms in this Addendum, to the extent not otherwise defined herein, shall have the meanings assigned to them in the Option Agreement.

                       LIMITED STOCK APPRECIATION RIGHT

          1. Optionee is hereby granted a limited stock appreciation right exercisable upon the following terms and conditions:

                    (i) Optionee shall have the unconditional right, exercisable at any time during the thirty (30)-day period immediately following a Hostile Takeover, to surrender the Option to the Corporation, to the extent the Option is at the time exercisable for one or more shares of Class A Common Stock. In return for the surrendered Option, Optionee shall receive a cash distribution from the Corporation in an amount equal to the excess of (A) the Takeover Price of the shares of Class A Common Stock for which the surrendered option (or surrendered portion) is at the time exercisable over (B) the aggregate Exercise Price payable for such shares.

                    (ii) To exercise this limited stock appreciation right, Optionee must, during the applicable thirty (30)-day exercise period, provide the Corporation with written notice of the option surrender in which there is specified the number of Option Shares as to which the Option is being surrendered. Such notice must be accompanied by the return of Optionee's copy of the Option Agreement, together with any written amendments to such Agreement. The cash distribution shall be paid to Optionee within five (5) business days following such delivery date. The exercise of the limited stock appreciation right in accordance with the terms of this Addendum is hereby approved by the Plan Administrator in advance of such exercise, and no further approval of the Plan Administrator shall be required at the time of the actual option surrender and cash distribution. Upon receipt of such cash distribution, the Option shall be cancelled with respect to the Option Shares for which the Option has been surrendered, and Optionee shall cease to have any further right to acquire those Option Shares under the Option Agreement. The Option shall, however, remain outstanding and exercisable for the balance of the Option Shares (if any) in accordance with the terms of the Option
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     Agreement, and the Corporation shall issue a replacement stock option agreement (substantially in the same form of the surrendered Option Agreement) for those remaining Option Shares.

                    (iii) In no event may this limited stock appreciation right be exercised when there is not a positive spread between the Fair Market Value of the Option Shares subject to the surrendered option and the aggregate Exercise Price payable for such shares. This limited stock appreciation right shall in all events terminate upon the expiration or sooner termination of the Option term and may not be assigned or transferred by Optionee, except to the extent the Option is transferable in accordance with the provisions of the Option Agreement.

          2. For purposes of this Addendum, the following definitions shall be in effect:

                    (i) A Hostile Takeover shall be deemed to occur upon the acquisition, directly or indirectly, by any person or related group of persons (other than the Corporation or a person that directly or indirectly controls, is controlled by, or is under common control with, the Corporation) of beneficial ownership (within the meaning of Rule 13d-3 of the 1934 Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Corporation's outstanding securities pursuant to a tender or exchange offer made directly to the Corporation's stockholders which the Board does not recommend such stockholders to accept.

                    (ii) The Takeover Price per share shall be deemed to be equal to the greater of (A) the Fair Market Value per Option Share on the
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     option surrender date or (B) the highest reported price per share of Class
     A Common Stock paid by the tender offeror in effecting the Hostile Takeover. However, if the surrendered Option is designated as an Incentive Option in the Grant Notice, then the Takeover Price shall not exceed the clause (A) price per share.

                                       2.
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          IN WITNESS WHEREOF, Odetics, Inc. has caused this Addendum to be executed by its duly-authorized officer as of the Effective Date specified below.


                                 ODETICS, INC.


                                 By: ___________________________________________

                                 Title: ________________________________________



EFFECTIVE DATE:  ___________________, 199__

                                       3.